Mail Stop 03-06

May 3, 2006

Mr. Tetsuya Kawakami
Senior Managing Director
Matsushita Electric Industrial Co., Ltd.
1006, Oaza Kadoma, Kadoma-shi
Osaka 571-8501, Japan

  RE: Matsushita Electric Industrial Co., Ltd.
        Form 20-F for fiscal year ended March 31, 2004
        File No. 001-06784

Dear Mr. Kawakami,

We have completed our review of your Form 20-F and related filings and
do not, at this time, have any further comments.

        Sincerely,

        Martin F. James
        Senior Assistant Chief Accountant